Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
UNITED NATURAL FOODS, INC.

          Pursuant to Section 242 of the General Corporation Law of the State of Delaware, United Natural Foods, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

     FIRST: That the Corporation’s Board of Directors duly adopted resolutions on September 19, 2005 proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

RESOLVED:	That the Amended and Restated Certificate of Incorporation of the Corporation be amended by deleting the first paragraph of Article FOURTH in its entirety and inserting the following in lieu thereof:

          “FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) One Hundred Million (100,000,000) shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) Five Million (5,000,000) shares of Preferred Stock, $.01 par value per share (“Preferred Stock”), which may be issued from time to time in one or more series as set forth in Part B of this Article FOURTH.”

     SECOND: That the stockholders of the Corporation, at the 2005 Annual Meeting of Stockholders held on December 8, 2005, duly approved said proposed Certificate of Amendment of Amended and Restated Certificate of Incorporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Michael S. Funk, its Chief Executive Officer, on this 25th day of January, 2006.

UNITED NATURAL FOODS, INC.

By:	/s/ Michael S. Funk Michael S. Funk Chief Executive Officer